UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

 Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

SURGE COMPONENTS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

868908104

(CUSIP Number of Class of Securities)

Ira Levy

Surge Components, Inc.

95 East Jefryn Blvd.

Deer Park, New York 11729

(631) 595-1818

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

with a copy to:

Barry I. Grossman, Esq.

David Selengut, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of Americas, 11th Floor

New York, New York 10105

(212) 370-1300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,150,000	$828.69

*	Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 5,000,000 shares of the outstanding common stock, $0.001 par value per share, of Surge Components, Inc. at a price of $1.43 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $828.69	Filing Party: Surge Components, Inc.,
Form or Registration No.: 005-49953	Date Filed: February 3, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Surge Components, Inc., a Nevada corporation (“Surge” or the “Company”), on February 3, 2017, as amended and supplemented by Amendment No. 1 filed on March 6, 2017 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to purchase for cash up to 5,000,000 shares of its common stock, $0.001 par value per share (the “Shares”), at a price of $1.43 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 3, 2017, and the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the tender offer.

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the tender offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

ITEM 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On March 10, 2017, the Company issued a press release announcing the final results of the tender offer, which expired at 11:59 p.m., New York City time, on March 3, 2017. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(C)	Press Release issued by the Company on March 10, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SURGE COMPONENTS, INC.

By:	/s/ Ira Levy
Name:	Ira Levy
Title:	Chief Executive Officer and Chief Financial Officer

Date: March 10, 2017

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 3, 2017.*

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Press Release issued by the Company on February 3, 2017.*

(a)(5)(B)	Press Release issued by the Company on March 6, 2017.*

(a)(5)(C)	Press Release issued by the Company on March 10, 2017.

(d)(1)	Settlement Agreement, dated as of December 22, 2016, by and among Surge Components, Inc., Ira Levy, Steven J. Lubman, Alan Plafker, Lawrence Chariton, Gary Jacobs and Martin Novick, and Messrs. Michael D. Tofias and Bradley P. Rexroad (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 23, 2016).

(d)(2)	Surge Components, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to Form 10 filed on November 5, 2010).

(d)(3)	Surge Components, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Form 10-K filed on February 26, 2016).

(d)(4)	Rights Agreement, dated as of October 7, 2016, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Form 8-K filed on October 7, 2016).

(d)(5)	Certificate of Designation of Series D Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K filed on October 7, 2016).

*	Previously filed.